United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

February 29, 2024

Date of Report (Date of earliest event reported)

A SPAC I Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-41285	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard Singapore, 018983	n/a
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (65) 6818-5796

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ASCA	The Nasdaq Capital Market LLC
Warrants	ASCAW	The Nasdaq Capital Market LLC
Units, each consisting of one Class A Ordinary Share, no par value, three-fourths (3/4) of one redeemable warrant and one Right to acquire one-tenth (1/10) of one Class A Ordinary Share	ASCAU	The Nasdaq Capital Market LLC
Rights	ASCAR	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendments to the Merger Agreement

As previously disclosed in the Current Report on Form 8-K filed by A SPAC I Acquisition Corp. (the “Company” or “A SPAC I”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2023 A SPAC I entered into a Merger Agreement dated as of February 15, 2023, as amended by the First Amendment to Merger Agreement dated as of June 12, 2023 and the Second Amendment to Merger Agreement dated as of December 6, 2023 (the “Merger Agreement”) by and among (i) A SPAC I, (ii) NewGenIvf Limited, a Cayman Islands exempted company (“NewGen”), (iii) certain shareholders of NewGen (each, a “Principal Shareholder” and collectively, the “Principal Shareholders”), (iv) A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (the “Purchaser” or “PubCo”), and (v) A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”).

On March 1, 2024, ASCA entered into the Third Amendment to Merger Agreement (the “Third Amendment to Merger Agreement”) with NewGen, PubCo, Merger Sub and the Principal Shareholders. As described in the Third Amendment to Merger Agreement, the Company shall issue the Commitment Shares for the Initial Tranche to JAK (as defined below).

The foregoing description of the Third Amendment to Merger Agreement is qualified in its entirety by reference to the full text of the Third Amendment to Merger Agreement, a copy of which is included as Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Securities Purchase Agreement

On February 29, 2024, the Company, PubCo, NewGen, the Merger Sub, and certain buyers named therein led by JAK Opportunities VI LLC (collectively, the “Buyers” or “JAK”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Company has agreed to issue and sell to the Buyers, in a private placement, an aggregate of up to $3,500,000 principal amount of convertible notes (the “Notes”), consisting of two tranches: (x) an initial tranche (the “Initial Tranche”) of an aggregate principal amount of Notes of up to $1,750,000 and including an original issue discount of up to aggregate $122,500, and (2) subsequent tranches of an aggregate principal amount of Notes of up to $1,750,000 and including an original issue discount of up to aggregate $122,500. The Initial Tranche is expected to occur on the date of the closing of the Business Combination, subject to the terms and conditions set forth in the Securities Purchase Agreement. Concurrently with each issuance of the Notes, the Buyers will receive a certain amount of ordinary shares of the Purchaser (the “Commitment Shares”). The Commitment Shares to be issued at the Initial Tranche will be converted from NewGenIvf ordinary shares issued to JAK in February 2024 and will be equal to 295,000 ordinary shares of the Purchaser, which will be free trading at the closing of the business combination.

The Notes sold in connection with the Securities Purchase Agreement are convertible into the Purchaser’s ordinary shares at an initial conversion price calculated by dividing $1,000,000,000 (“Valuation Cap”) by the number of Purchaser’s Class A Ordinary Shares on a fully diluted basis (the “Conversion Price”). The Notes have an initial maturity date of six (6) months from the issuance date. The Conversion Price is subject to adjustment from time to time for splits, dividends and similar events. The Conversion Price may also be lowered at the Company's discretion without limitation.

The Notes bear an interest rate of 12.75% per annum, payable on the last day of each quarter, except that upon an event of default, the Notes shall accrue interest at the rate of 17.75% per annum until paid in full. The Notes rank senior to all other existing indebtedness and equity of the Purchaser and are repayable at maturity at 145% of the principal amount. The Notes are prepayable at 175% of the outstanding principal amount, all outstanding and unpaid interest and all other amounts owing under the Notes with at least 30 trading days’ written notice.

The Securities Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties, as well as customary indemnification provisions and standstill restrictions for 180 days after each closing of the Notes on the Purchaser’s additional equity or debt capital raising without the consent of the Buyers.

The foregoing is only a brief description of the material terms of the Securities Purchase Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. The foregoing description is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and 10.2 and is incorporated herein by reference.

Acknowledgement Agreement

On March 1, 2024, the Company entered into an acknowledgement agreement (the “Acknowledgement Agreement”) with Chardan Capital Markets, LLC (“Chardan”) and NewGen related to the deferred underwriting commission owed to Chardan in connection with the Company’s initial public offering.

Pursuant to the Acknowledgement Agreement, the Company will satisfy the deferred underwriting commission at the closing of the Business Combination with NewGen, by (i) paying One Million U.S. Dollars (US $1,000,000) in cash to Chardan, (ii) issuing 1,500,000 PubCo Ordinary Shares (the “Additional Representative Shares”), and (iii) paying Chardan 30% of the gross proceeds from the post-closing financings of the Company, until the deferred underwriting commission is fully paid within 6 months of the closing. The Acknowledgement Agreement also grants Chardan certain registration rights with respect to the ordinary shares and sole right of first refusal for future financings of the Company for a period of 12 months following the closing of the business combination and other considerations not related to ASCA’s business combination with NewGenIvf.

The foregoing is only a brief description of the material terms of the Acknowledgement Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. The foregoing description is qualified in its entirety by reference to the full text of the Acknowledgement Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02. The unregistered securities described in Item 1.01 were issued in transactions not involving a public offering.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On March 4, 2024, the Company completed its special meeting that was originally convened and adjourned on March 1, 2024 (the “Special Meeting”). At the Special Meeting holders of 2,772,905 ordinary shares of ASCA (the “Ordinary Shares”) were present in person or by proxy, representing 74.41% of the total Ordinary Shares as of January 4, 2024, the record date for the Special Meeting, and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in the definitive proxy of ASCA, which was filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2024 (the “Proxy Statement”), which was first mailed by the Company to its shareholders on or about February 16, 2024.

At the Special Meeting, the shareholders approved the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal and the Share Incentive Plan Proposal.

A summary of the voting results at the Special Meeting is set forth below:

1.	Proposal No. 1 — The Reincorporation Merger Proposal

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,768,905	4,000	0	0

2.	Proposal No. 2 — The Acquisition Merger Proposal

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,768,905	4,000	0	0

3.	Proposal No. 3 — The Nasdaq Proposal

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,768,905	4,000	0	0

4.	Proposal No. 4 — The Share Incentive Plan Proposal

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,768,905	4,000	0	0

The Company plans to close the Business Combination transaction as soon as possible and will continue to accept reversal of redemption requests until closing.

Item 9.01 Exhibits

Exhibit No.	Description
2.1	Third Amendment to Merger Agreement, dated March 1, 2024, by and among the Company, the Purchaser, NewGen, the Principal Shareholders and Merger Sub
10.1	Securities Purchase Agreement, dated February 29, 2024, by and among the Company, the Purchaser, NewGen, the Buyers and Merger Sub
10.2	Form of Note between the Purchaser and the Buyers
10.3	Acknowledgement Agreement, dated March 1, 2024, by and among the Company, NewGen and Chardan
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 6, 2024

A SPAC I ACQUISITION CORP.

By:	/s/ Claudius Tsang
Name:	Claudius Tsang
Title:	Chief Executive Officer and Chief Financial Officer

4